UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549

                                                    FORM 12b-25

                                            NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q  [ ] Form N-SAR

                For Period Ended:     June 30, 1997
                                         --------------------------
                [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

                                         --------------------------

               Read Instruction Before Preparing Form.  Please Print or Type.

                               NOTHING IN THIS FORM SHALL BE  CONSTRUED TO IMPLY
                           THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Item 6, Item 7 and Item 8
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PART I - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT

         HyperDynamics Corporation
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FORMER NAME IF APPLICABLE

         Ram-Z Enterprises, Inc.
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

         2656 South Loop West, Suite 103
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CITY,STATE AND ZIP CODE

        Houston, Texas 77054
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PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         /X/(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

         /X/(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-O, or portion thereof will be filed on or before the fifth calendar day following the prescribed date; and

         /X/(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The examination of the Registrant's financial statements for the year ended June 30, 1997 could not be completed by the Registrant's independent accountant by the due date of the 1997 Annual Report on Form 10-KSB. Requests for confirmation of accounts receivable balances owned by key customers had not been returned to the Registrant's independent accountant preventing the completion of his examination and the rendering of his opinion on the Registrant's financial statements.

PART IV - OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

         Kent Watts                         (713)             660-9771
     ------------------------------------- -------------     ------------------
         (Name)                             (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                  [X] Yes  [ ] No

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         (3) Is it  anticipated  that  any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ ] Yes  [X] No

                                             HyperDynamics Corporation
                    ---------------------------------------------------------
                                   (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    September 29, 1997                 By:   s/s Kent Watts
         ------------------------------     -----------------------------------
                                            Kent Watts, President

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the Form.

                                                 A T T E N T I O N

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                               GENERAL INSTRUCTIONS

         1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the Form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.

         5. Electronic Filers. This Form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                                    JACK EVANS
                                            CERTIFIED PUBLIC ACCOUNTANT
                                             Three Riverway, Suite 120
                                             Houston, Texas 77056-1909
                                               Voice (713) 623-2898
                                                 Fax (713)960-8128


September 26, 1997


Board of Directors
HyperDynamics Corporation
   (formerly Ram-Z Enterprises, Inc.)

I am currently engaged in performing an examination of the financial statements of HyperDynamics Corporation (formerly Ram-Z Enterprises, Inc.) for the year ended June 30, 1997. Confirmation of account balances with key customers is an essential part of my examination and certain confirmation requests have not been returned as of this date. Therefore, I will be unable to complete my examination and render an opinion on the above financial statements on or before September 29, 1997, the date by which the Company is required to file its annual report with the Securities and Exchange Commission on Form 10-KSB.


/S/  JACK EVANS